EXHIBIT 99.2

MANAGEMENT INFORMATION CIRCULAR

SCHEDULE A - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

HUSKY ENERGY INC.

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 22, 2008

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (Circular) is furnished in connection with the solicitation of proxies by the management of Husky Energy Inc. (Husky or the Corporation) for use at the annual meeting of the holders of common shares (the Common Shares) of the Corporation to be held on the 22nd day of April, 2008 at 10:30 a.m. (Calgary time), or at any adjournment or adjournments thereof (the Meeting), for the purposes set forth in the Notice of Meeting.

Enclosed with this Circular is a form of proxy (Form of Proxy) for use at the Meeting. Each shareholder who is entitled to attend at meetings of shareholders is encouraged to participate in the Meeting and shareholders are urged to vote in person or by proxy. Concurrently with the mailing of this Circular to shareholders, a copy of the Corporation’s 2007 Annual Report, containing the financial statements of the Corporation that will be presented at the Meeting, is being mailed separately to shareholders.

The information contained in this Circular is given as of the 10th day of March, 2008, except where otherwise indicated.

VOTING QUESTIONS AND ANSWERS

Am I entitled to vote?

You are entitled to vote if you were a holder of Common Shares as of the close of business on March 7, 2008. Each Common Share entitles the holder to one vote.

What am I voting on?

You are voting on the following business matters that are to be addressed at the Meeting:

•	the election of directors to the Board of Directors of the Corporation to serve until the close of the next annual meeting of shareholders; and
•	the appointment of KPMG LLP as auditors of the Corporation to serve until the close of the next annual meeting.

How many votes are required to pass a matter on the agenda?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters to be addressed at the Meeting.

What if amendments are made to these matters or if other matters are brought before the Meeting?

If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have completed and returned a Form of Proxy, the person named in the Form of Proxy will have discretionary authority with respect to voting on amendments or variations to matters identified in the Notice of the Annual Meeting of Shareholders and on other matters which may properly come before the Meeting. As of the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the Form of Proxy will vote on them in accordance with their best judgment.

Who is soliciting my proxy?

The management of Husky is soliciting your proxy.

Solicitation of proxies will be made primarily by mail but may also be made by telephone or other contact, by employees or agents of the Corporation at a nominal cost. All costs of such solicitation will be borne by the Corporation.

How do I vote?

There are two ways you can vote your Common Shares if your Common Shares are registered in your name. You may vote in person at the Meeting or you may complete, sign and return the enclosed Form of Proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting.

If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution) you should have received a request for voting instructions (Voting Instruction Form) from your nominee. Please note that Husky has limited access to the names of its non-registered shareholders. If you attend the Meeting, Husky may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with the Corporation’s transfer agent Computershare Trust Company of Canada (Computershare), upon arrival at the Meeting. If you do not intend to attend the Meeting in person, follow the instructions on your Voting Instruction Form to vote by telephone, internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided.

When do I need to return my completed Form of Proxy?

If you desire to be represented by proxy you must deposit your completed Form of Proxy with Computershare by no later than 10:30 a.m. (Calgary time) on April 18, 2008 or on the second last business day preceding any adjournment or adjournments of the Meeting.

Who votes my shares and how will they be voted if I return a Form of Proxy?

By properly completing and returning a Form of Proxy, you are authorizing the person(s) named in the Form of Proxy to attend the Meeting and to vote your Common Shares. You can use the enclosed Form of Proxy, or any other proper Form of Proxy to appoint your proxyholder.

The Common Shares represented by your proxy must be voted as you instruct in the Form of Proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit.

Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

•	FOR the election as Directors of those nominees set out in this Circular; and
•	FOR the appointment of KPMG LLP, as the auditors of the Corporation.

Can I appoint someone other than the individuals named in the enclosed Form of Proxy to vote my shares?

Yes, you have the right to appoint another person of your choice, who need not be a shareholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than those named in the enclosed Form of Proxy, then strike out those printed names appearing on the Form of Proxy and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Meeting and is aware that his or her appointment has been made to vote your Common Shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of Computershare.

What if my shares are registered in more than one name or in the name of a company?

If your Common Shares are registered in more than one name, all those persons in whose name the Common Shares are registered must sign the Form of Proxy. If the Common Shares are registered in the name of a company or any name other than your own, you may need to provide documentation that proves you are authorized to sign the Form of Proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact Computershare prior to submitting your Form of Proxy.

Can I revoke a proxy or voting instruction?

If you are a registered shareholder and have returned a Form of Proxy, you may revoke it at any time prior to the exercise thereof by:

(a)

completing and signing another Form of Proxy bearing a later date, and delivering it to Computershare at the address specified above at any time up to 10:30 a.m. on April 18, 2008, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned; or

(b)

delivering a written statement, signed by you or your authorized attorney to Computershare at any time up to 10:30 a.m. on April 18, 2008, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned.

If you are a non-registered shareholder, contact your nominee.

If you have returned a Form of Proxy and then attend personally at the Meeting you should, on arrival at the Meeting, contact a representative of Computershare to revoke the proxy and vote in person.

How many shares are entitled to vote?

As of February 29, 2008, there were 849,028,830 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on March 7, 2008.

What if the ownership of my shares has been transferred after March  7, 2008?

Any transferee or person acquiring Common Shares after March 7, 2008 may, on proof of ownership of Common Shares, demand of Computershare not later than 10 days before the Meeting that his, her or its name be included in the list of persons entitled to attend and vote at the Meeting.

What if I have other questions?

If you have any questions regarding the Meeting or require any assistance in completing the Form of Proxy, please contact Husky’s transfer agent, Computershare at: Computershare Shareholder Services, 1-800-564-6253 in Canada or outside of Canada at 1-514-982-7555.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation, as at February 29, 2008 no person or company beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Common Shares of the Corporation other than as set forth below:

Name	Type of Ownership	Number of Common Shares	Percentage of Common Shares
L.F. Investments (Barbados) Limited	Beneficial and of Record	305,603,402 (1)	35.99%
U.F. Investments (Barbados) Ltd.	Beneficial and of Record	293,618,956 (2)	34.58%

NOTES:

(1)

L.F. Investments (Barbados) Limited is 100% indirectly owned by Mr. Li Ka-shing and trusts of which members of Mr. Li’s family are discretionary beneficiaries, and is indirectly controlled by Mr. Li through the ownership of voting preferred shares.

(2)

U.F. Investments (Barbados) Ltd. is 100% indirectly owned by Hutchison Whampoa Limited of which Mr. Li Ka-shing is the Chairman. Trusts of which members of Mr. Li’s family are discretionary beneficiaries hold an indirect 37.04 % interest in Cheung Kong (Holdings) Limited, which holds an indirect 49.9% interest in Hutchison Whampoa Limited.

BUSINESS OF THE MEETING

Consolidated Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2007 and the Auditor’s Report for these statements will be received at the Meeting. These statements and the Auditor’s Report are contained in the 2007 Annual Report of the Corporation, which is made available to each shareholder entitled to receive a copy of the Notice of Annual Meeting and this Circular.

Election of Directors

At the Meeting, it is proposed that 13 directors be elected until the next annual meeting of shareholders or until their successors are elected or appointed. There are currently 13 directors of the Corporation. Pursuant to the Business Corporations Act(Alberta), the current directors of the Corporation cease to hold office at the close of the Meeting.

The name of each of the persons proposed to be nominated for election as a director, their biography for the five preceding years, the approximate number of Common Shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly as of February 29, 2008 and the approximate number of deferred share units (DSUs) held as of February 29, 2008 is set out below. The information contained herein is based upon information furnished by the respective nominees.

Management and the Board of Directors recommend that shareholders vote FOR the election of these nominees as directors. Unless authority to do so is withheld, the persons named in the enclosed Form of Proxy intend to vote FOR these nominees.

Management does not contemplate that any of these nominees will be unable to serve as a director; however, should that occur for any reason, the persons named in the Form of Proxy have the right to vote for another nominee in their discretion, unless the shareholder has directed that the Common Shares be withheld from voting in the election of directors. Each director elected will hold office until the close of the next annual meeting of the Corporation or until his or her successor is elected or appointed.

Li, Victor T.K. (Non-Independent) Hong Kong Age: 43 Co-Chair Director since August 25, 2000 Common Shares: nil DSUs: nil

Mr Li is Managing Director and Deputy Chairman of Cheung Kong (Holdings) Limited (a public investment holding and project management company).

Mr. Li is also Deputy Chairman and Executive Director of Hutchison Whampoa Limited (an investment holding company); Executive Director and Chairman of CK Life Sciences Int’l., (Holdings) Inc. (a biotechnology company) and of Cheung Kong Infrastructure Holdings Limited (an infrastructure development company); Executive Director of Hongkong Electric Holdings Limited (a holding company); and a director of The Hongkong and Shanghai Banking Corporation Limited.

Mr. Li is a member of the Standing Committee of the 10th National Committee of the Chinese People’s Political Consultative Conference of the People’s Republic of China and he is also a member of the Commission on Strategic Development of the Hong Kong Special Administrative Region.

Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering.

Fok, Canning K.N. (Non-Independent) Hong Kong Age: 56 Co-Chair and Chair of the Compensation Committee Director since August 25, 2000 Common Shares: 200,000 DSUs: nil

Mr. Fok is Group Managing Director and Executive Director of Hutchison Whampoa Limited.

Mr. Fok is also a director and Chairman of Hutchison Harbour Ring Limited (an investment holding company), Hutchison Telecommunications International Limited (a public investment holding company), Hutchison Telecommunications (Australia) Limited (a telecommunications company), Partner Communications Company Ltd. (a telecommunications company) and Hongkong Electric Holdings Limited; a director and Deputy Chairman of Cheung Kong Infrastructure Holdings Limited; and a director of Cheung Kong (Holdings) Limited. Mr. Fok was also a Non-Executive Director of Panvas Gas Holdings Limited from 2002-2006 and a director of Hanny Holdings Limited from 1992-2005.

Mr. Fok holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Fullerton, R. DonalD (Independent) Toronto, Ontario, Canada Age: 76 Chair of the Audit Committee Director since May 1, 2003 Common Shares: 10,000 DSUs: 3,772

Mr. Fullerton serves as a corporate director of a number of private companies. Mr. Fullerton is also a director of the Li Ka Shing (Canada) Foundation.

Mr. Fullerton was a director of Asia Satellite Telecommunications Holdings Limited from 1996 to 2006; George Weston Limited (a holding company) from 1991 to 2005; Partner Communications Ltd. from 2003 to 2005; CIBC from 1974 to 2004; Hollinger Inc. from 1992 to 2003; and Westcoast Energy Inc. from 1993 to 2003.

Mr. Fullerton holds a Bachelor of Arts degree.

Glynn, Martin J.G.

(Independent)

St. Andrews, Scotland,

United Kingdom

Age: 56

Member of the Audit Committee and the Corporate Governance Committee

Director since August 25, 2000

Common Shares: Nil

DSUs: 3,744

Mr. Glynn is a director of Hathor Exploration Limited (mining exploration).

Mr. Glynn was a director of HSBC Bank USA N.A. from 2000 and President and Chief Executive Officer from 2003 until his retirement in 2006. Mr. Glynn was a director of HSBC Bank Canada from 1999 to 2006 and President and Chief Executive Officer from 1999 to 2003.

Mr. Glynn holds a Bachelor of Arts, Honours degree and a Masters degree in Business Administration.

Kluge, Holger

(Independent)

Toronto, Ontario, Canada

Age: 66

Chair of the Health, Safety and Environment Committee and of the Corporate Governance Committee

Member of the Compensation Committee

Director since August 25, 2000

Common Shares: 20,000

DSUs: 5,467

Mr. Kluge is a director of Hongkong Electric Holdings Limited, Hutchison Whampoa Limited and Shoppers Drug Mart Corporation.

Mr. Kluge was a director of Hutchinson Telecommunications (Australia) Limited from 1999 to 2005; TOM Group Limited (a publishing company) from 2000 to 2005; and Loring Ward International Limited (a financial planning company) from 2004 to 2005.

Mr. Kluge holds a Bachelor of Commerce degree and a Master’s degree in Business Administration.

Koh, Poh Chan (Non-Independent) Hong Kong Age: 59 Director since August 25, 2000 Common Shares: nil DSUs: nil

Ms. Koh is Finance Director, Harbour Plaza Hotel Management (International) Ltd. (a hotel management company).

Ms. Koh is qualified as a Fellow Member (FCA) of the Institute of Chartered Accountants in England and Wales and is an Associate of the Canadian Institute of Chartered Accountants and the Chartered Institute of Taxation in the U.K.

Kwok, Eva L.

(Independent)

Vancouver, British Columbia

Canada

Age: 65

Member of the Compensation Committee and the Corporate Governance Committee

Director since August 25, 2000

Common Shares: 10,000

DSUs: 4,681

Mrs. Kwok is Chairman, a director and Chief Executive Officer of Amara International Investment Corp. (a private investment holding company).

Mrs. Kwok is also a director of Bank of Montreal Group of Companies, CK Life Sciences Int’l., (Holdings) Inc. and Cheung Kong Infrastructure Holdings Limited. Mrs. Kwok is also a director of the Li Ka Shing (Canada) Foundation.

Mrs. Kwok was a director of Air Canada from 1998 to 2003; Telesystem International Wireless Inc. from 2002 to 2003; and Shoppers Drug Mart Corporation from 2004 to 2006.

Mrs. Kwok holds a Masters degree in Science.

KWOK, STANLEY T.L. (Non-Independent) Vancouver, British Columbia, Canada Age: 81 Member of Health, Safety and Environment Committee Director since August 25, 2000 Common Shares: 20,000 DSUs: nil

Mr. Kwok is a director and President of Stanley Kwok Consultants (an architecture, planning and development company).

Mr. Kwok is also a director and President of Amara International Investment Corp. and a director of Cheung Kong (Holdings) Limited.

Mr. Kwok holds a Bachelor of Science degree (Architecture) and an A.A. Diploma from the Architectural Association School of Architecture in London (England).

LAU, JOHN C.S. (Non - Independent, Management) Calgary, Alberta, Canada Age: 65 Director since August 25, 2000 Common Shares: 72,712 DSUs: nil	Mr. Lau is the President & Chief Executive Officer of Husky Energy Inc. Mr. Lau holds a Bachelor of Economics degree and a Bachelor of Commerce degree.
RUSSEL, COLIN S. (Independent) Siddington, Cirencester Gloucestershire, United Kingdom Age: 67 Director since February 4, 2008 Common Shares: nil DSUs: nil

Mr. Russel is the founder and Managing Director of Emerging Markets Advisory Services Ltd. (a business advisory company). Mr. Russel was the Canadian Ambassador to Venezuela from 2001 to 2002 and Consul General for Canada in Hong Kong from 1997 to 2001.

Mr. Russel is a director of Cheung Kong Infrastructure Holdings Limited, CK Life Sciences Int’l., (Holdings) Inc. and ARA Asset Management Pte. Ltd.

Mr. Russel is a Professional Engineer and Qualified Commercial Mediator. He received his Master’s degree in Business Administration and a degree in electronics engineering from McGill University, Canada.

SHAW, WAYNE E.

(Independent)

Toronto, Ontario, Canada

Age: 63

Member of the Corporate Governance Committee and the Health, Safety and Environment Committee

Director since August 25, 2000

Common Shares: 16,000

DSUs: 3,884

Mr. Shaw is a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors. Mr. Shaw is also a director of the Li Ka Shing (Canada) Foundation.

Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree.

Shurniak, William (Independent) Limerick, Saskatchewan, Canada Age: 76 Deputy Chair and member of the Audit Committee Director since August 25, 2000 Common Shares: 4,415 DSUs: nil

Mr. Shurniak is a director of Hutchison Whampoa Limited and a director and Chairman of Northern Gas Networks Limited (a private distributor of natural gas in Northern England).

Mr. Shurniak held the following positions until his return to Canada in 2005: Director and Chairman of ETSA Utilities (a utility company) since 2000, Powercor Australia Limited (a utility company) since 2000, CitiPower Pty Ltd. (a utility company) since 2002, and a director of Envestra Limited (a natural gas distributor) since 2000, CrossCity Motorways Pty Ltd. (an infrastructure and transportation company) since 2002 and Lane Cove Tunnel Company Pty Ltd. (an infrastructure and transportation company) since 2004.

Mr. Shurniak holds an Honorary Doctor of Laws degree from the University of Saskatchewan and from The University of Western Ontario.

Sixt, Frank J. (Non-Independent) Hong Kong Age: 56 Member of the Compensation Committee Director since August 25, 2000 Common Shares: nil DSUs: nil

Mr. Sixt is Group Finance Director and Executive Director of Hutchison Whampoa Limited.

Mr. Sixt is also the Chairman and a director of TOM Online Inc. and TOM Group Limited; Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited; a director of Hutchison Telecommunications International Limited, Cheung Kong (Holdings) Limited, Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd. Mr. Sixt is also a director of the Li Ka Shing (Canada) Foundation.

Mr. Sixt holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Majority Voting for Directors

The Board of Directors adopted a policy which requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election as a director shall submit his or her resignation to the Corporate Governance Committee for consideration promptly following the shareholders annual meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Corporate Governance Committee shall consider the resignation and shall recommend to the Board of Directors whether or not to accept it. The Board of Directors will consider the recommendation of the Corporate Governance Committee and determine whether or not to accept the recommendation within 90 days of the applicable meeting and a press release will be issued by the Corporation announcing the Board of Directors’ determination. Any director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Other Public Company Directorships/Committee Appointments

The directorships and committee appointments of Husky’s directors in other public companies are set forth below:

Director	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Victor T.K. Li	Cheung Kong (Holdings) Limited Hutchison Whampoa Limited CK Life Sciences Int’l., (Holdings) Inc. Cheung Kong Infrastructure Holdings Limited Hongkong Electric Holdings Limited	Remuneration Committee Remuneration Committee and Executive Committee	Hong Kong Hong Kong Hong Kong Hong Kong Hong Kong
Canning K.N. Fok

Cheung Kong (Holdings) Limited

Hutchison Whampoa Limited

Cheung Kong Infrastructure Holdings       Limited

Hutchison Telecommunications
      International Limited

Hutchison Harbour Ring Limited

Hutchison Telecommunications
      (Australia) Limited

Hongkong Electric Holdings Limited

Partner Communications Company
      Ltd.

		Remuneration Committee (Chair) Remuneration Committee (Chair) Governance, Nominations and Compensation Committees (Chair) Remuneration Committee (Chair)	Hong Kong Hong Kong Hong Kong Hong Kong(1) Hong Kong Australian Hong Kong Tel Aviv
R. Donald Fullerton	Nil
Martin J.G. Glynn	Hathor Exploration Limited	Audit Committee and Compensation Committee	TSX Venture
Holger Kluge	Hutchison Whampoa Limited Hongkong Electric Holdings Limited Shoppers Drug Mart Corporation	Audit Committee and Compensation Committee Audit Committee Audit Committee (Chair)	Hong Kong Hong Kong TSX
Poh Chan Koh	Nil
Eva L. Kwok	CK Life Sciences Int’l., (Holdings) Inc. Cheung Kong Infrastructure Holdings Limited Bank of Montreal Group of Companies	Audit Committee and Remuneration Committee Audit Committee Audit Committee and Pension Fund Society Committee	Hong Kong Hong Kong TSX and NYSE
Stanley T.L. Kwok	Cheung Kong (Holdings) Limited	Audit Committee and Remuneration Committee	Hong Kong
John C.S. Lau	Nil

Director	Other Publicly Traded Company Directorships	Committee Memberships	Listing Exchange
Colin S. Russel	Cheung Kong Infrastructure Holdings Limited CK Life Sciences Int’l., (Holdings) Inc. ARA Asset Management Pte. Ltd.	Audit Committee (Chair) and Remuneration and Nomination Committee Audit Committee and Remuneration Committee Audit Committee and Remuneration and Nomination Committee	Hong Kong Hong Kong Singapore
Wayne Shaw	Nil
William Shurniak	Hutchison Whampoa Limited	Audit Committee	Hong Kong
Frank J. Sixt

Cheung Kong (Holdings) Limited

Hutchison Whampoa Limited

Cheung Kong Infrastructure Holdings       Limited

Hongkong Electric Holdings Limited

Hutchison Telecommunications       (Australia) Limited

TOM Online Inc.

Hutchison Telecommunications       International Limited

TOM Group Limited

Partner Communications

Company Ltd.

		Audit Committee (Chair) Remuneration and Nomination Committees (Chair) Remuneration Committee (Chair) Audit Committee (Chair)	Hong Kong Hong Kong Hong Kong Hong Kong Australian Hong Kong Hong Kong(1) Hong Kong Tel Aviv

NOTE:

(1)	American depository shares are listed on the New York Stock Exchange.

Director Compensation

During the financial year ended December 31, 2007 directors of the Corporation were paid an annual fee of $85,000. In addition, directors serving on the Audit Committee received an annual fee of $10,000 and an annual fee of $5,000 for serving on any other Committee of the Board of Directors. The directors of the Corporation are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board of Directors and any Committees of the Board of Directors. The Chairs of the Committees of the Board of Directors (other than the Audit Committee) were paid an annual fee of $7,000 and the Chair of the Audit Committee was paid an annual fee of $15,000. During the financial year ended December 31, 2007, the directors of the Corporation earned compensation in the aggregate amount of $1,202,250.

Effective January 1, 2005 the Board of Directors approved the implementation of a Share Accumulation Plan for Directors whereby the directors can elect to have the fees payable to them paid in the form of the issuance of DSUs or used to purchase Common Shares in the market. Directors are to elect annually whether they wish their directors’ fees to be so used and can specify a portion of their directors’ fees to be used for DSUs, the purchase of Common Shares and the remaining amount of fees to be paid in cash. A DSU is a bookkeeping entry that tracks the value of one Common Share. When cash dividends are paid on Common Shares, eligible directors are credited with additional DSUs. The number of additional DSUs is calculated by multiplying the cash dividend per Common Share by the number of DSUs in the director’s account as of the date of record divided by the fair market value of a Common Share on the payment date of the dividend. DSUs accumulate over a director’s term of service and are not paid out until the director leaves the board, providing them with an ongoing stake in Husky during the term of service. When the director leaves the board, payment for the DSUs is made in cash or Common Shares purchased on the open market at the option of the director.

Directors are expected to acquire a minimum of 5,000 Common Shares over a five year period. The Corporation does not have a retirement policy for directors.

The following table sets out the fees paid to directors in 2007 and whether received in cash, DSUs or Common Shares.

Summary of Director Compensation for 2007

Director	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Retainer ($)	Total Fees ($)	% of Total Fees allocated to Common Shares or DSUs
Victor T.K. Li	85,000	-	-	85,000	-
Canning K.N. Fok	85,000	7,000	-	92,000	-
R. Donald Fullerton	85,000	15,000	-	100,000	100%
Martin J.G. Glynn	85,000	-	13,750(1)	98,750	100%
Brent D. Kinney	85,000	-	5,000(2)	90,000	-
Holger Kluge	85,000	14,000	5,000	104,000	100%
Poh Chan Koh	85,000	-	-	85,000	-
Eva L. Kwok	85,000	-	10,000	95,000	100%
Stanley T.L. Kwok	85,000	-	5,000	90,000	-
John C.S. Lau	85,000	-	-	85,000	-
Wayne E. Shaw	85,000	-	11,250(3)	96,250	100%
William Shurniak	85,000	-	6,250(4)	91,250	100%
Frank J. Sixt	85,000	-	5,000	90,000	-

NOTES:

(1)	Mr. Glynn served as a member of the Audit Committee for all of 2007 and the Corporate Governance Committee from April - December, 2007.
(2)	Mr. Kinney served as a member of the Health, Safety and Environment Committee from January until his passing in November, 2007.
(3)	Mr. Shaw served on the Corporate Governance Committee for all of 2007, the Audit Committee from January – April, 2007 and the Health, Safety and Environment Committee from April – December, 2007.
(4)	Mr. Shurniak served on the Audit Committee from April – December, 2007.

The total value of the DSUs and Common Shares held by the directors as at December 31, 2007 was $16,706,758.

Corporate Cease Trade Orders or Bankruptcies

None of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company, including the Corporation (and any personal holding companies), that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.

In addition, none of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director or executive officer of any company, including the Corporation, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Eva Kwok who was a director of Air Canada in 2003 at the time it became subject to creditor protection under the Companies Creditors Arrangement Act (Canada). In addition, Holger Kluge and Frank Sixt were directors of vLinx Inc., a private Canadian company until April 12, 2002, which was petitioned into bankruptcy on April 15, 2002. vLinx Inc. developed technology and software to facilitate international trade. Canning Fok acted as a non-executive director of Peregrine Investments Holdings Limited (an investment bank) which was put into compulsory liquidation on March 18, 1998.

Individual Penalties, Sanctions or Bankruptcies

None of those persons who are proposed directors of the Corporation (or any personal holding companies) have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

None of those persons who are proposed directors of the Corporation (or any personal holding companies) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditors

The Board of Directors upon the recommendation of the Audit Committee propose that KPMG LLP, Chartered Accountants, of Calgary, Alberta, be appointed as auditors of the Corporation, to hold such office until the next annual meeting of the Corporation.

The Board of Directors recommends that shareholders vote FOR this appointment. Unless authority to do so is withheld, the persons named in the enclosed Form of Proxy intend to vote FOR the appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

EXECUTIVE COMPENSATION

The Corporation’s compensation program (the Compensation Program) is administered by the Compensation Committee of the Board of Directors of the Corporation. Among its responsibilities, the Compensation Committee makes recommendations to the Board with respect to compensation of the executive officers of the Corporation and also reviews and monitors the design and competitiveness of major new compensation programs for the Corporation and its operating subsidiaries. During 2007, no new compensation or benefit programs were introduced.

During 2007, the members of the Compensation Committee were C.K.N. Fok, Co-Chair of the Board, H. Kluge, E.L. Kwok and F.J. Sixt. Mr. Fok served as Chair of the Compensation Committee. The Compensation Committee held one meeting in 2007.

Compensation Committee Report

The Compensation Program is comprised of base salary, short term incentives (annual bonuses) and long term incentives (stock options) and is intended to attract, motivate, reward and retain the management talent needed to achieve the Corporation’s business objectives. Based on a pay-for-performance philosophy, it rewards executive officers on the basis of individual performance and achievement of corporate objectives.

The Corporation participates in annual executive compensation surveys (the Surveys), conducted by independent consultants. The Surveys look at salaries and other incentive programs in effect at comparative oil and gas companies in Canada and are employed as a reference by the Compensation Committee to assess the competitiveness of the Corporation’s executive compensation programs. In the case of executive officers, compensation has been targeted at the 50th percentile of the remuneration paid to executives who operate in similar business environments and whose positions are of similar size, scope and complexity.

Base Salary

The base salary of the President & Chief Executive Officer, and of each of the other executive officers, is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. Remuneration is determined following a review of a comparative group of similar sized Canadian oil and gas companies. The Compensation Committee considers that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation’s desired competitive positioning in the oil and gas industry. The Corporation uses a variety of salary surveys to assess the competitiveness of its salary ranges for employees at large. In addition, the Corporation retained Towers Perrin and Hamilton Hall Soles/Ray & Berndtson to provide specific recommendations on executive comparisons to ensure the competitiveness of the Corporation’s compensation practices. The Compensation Committee reviewed these recommendations in making its decisions on base salary for executives. The Corporation paid $50,696 in total to Towers Perrin and Hamilton Hall Soles/Ray & Berndtson for the services they provided the Corporation in 2007.

Short-term Incentive Program

The purpose of the corporate bonus plan is to relate a component of compensation directly to the achievement of annual results from a corporate, business unit and individual standpoint. Awards are based on overall performance and each executive is assessed on the same consistent basis with bonuses being determined only after the Corporation’s financial results for the preceding financial year are known.

Long-term Incentive Compensation (Incentive Stock Option Plan)

The Corporation has an Incentive Stock Option Plan (the Plan) which is designed, through the grant of stock options in the appropriate circumstances, to reward key employees and executives in relation to share price performance. The Plan is an integral component of the Corporation’s total compensation program in terms of attracting and retaining key employees and enhances shareholder value by aligning the interests of executives with the growth and profitability of the Corporation. The longer term focus of this compensation element complements and balances the short term incentive plan.

Pursuant to the Plan, the Board of Directors may, on the recommendation of the Compensation Committee, grant from time to time to officers and employees of the Corporation (each an Eligible Person) options to purchase Common Shares of the Corporation. Executive officers do not receive options on an annual basis. The exercise price at which Common Shares may be purchased pursuant to an option is established at the time such option is granted and will be the weighted average trading price per Common Share on the TSX for the five days preceding the grant date. The term of each option is five years subject to the Board of Directors determining at the time of grant that a particular option will have a shorter or longer term provided that no term shall exceed 10 years. Options will generally vest as to one-third on each anniversary date of the date of grant of the options, subject to the right of the Board of Directors to determine at the time of grant that particular options will be exercisable in whole or in part on earlier dates and to determine after the grant date that a particular option will be exercisable in whole or in part on earlier dates for any reason, including the occurrence of a proposal by the Corporation or any other person or company to implement a transaction that would, if implemented, result in a change of control (as defined in the Plan). A portion of those options granted since April 2007 are subject to performance vesting. The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Plan is presently fixed at 84,000,000 which represents approximately 9.89% of the Corporation’s outstanding Common Shares as of February 29, 2008. A total of 29,873,772 options are outstanding as of February 29, 2008 representing 3.51% of the Corporation’s outstanding Common Shares. The maximum number of Common Shares that may be optioned to any one Eligible Person under the Plan together with all other previously established or proposed options, shall not exceed 1% of the total number of Common Shares issued and outstanding on a non-diluted basis. The maximum number of Common Shares which may be reserved for issue pursuant to options granted to insiders under the Plan together with all other previously established or proposed share compensation arrangements, in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares which may be issuable under the Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements within a one-year period: (i) to insiders in aggregate, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) to any one Eligible Person who is an insider, shall not exceed 1% of the issued and outstanding Common Shares. The options are not assignable and terminate immediately upon the Eligible Person being dismissed from his or her employment for cause or resigning at the request of the Corporation, or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of the Corporation) or is dismissed without cause. In the event of death any options that have vested at the date of death may be exercised by the legal representatives of the Eligible Person during the period ending 12 months after the death of the Eligible Person.

On June 1, 2004 the Board of Directors approved amendments to the Plan which allow Eligible Persons to surrender their options to the Corporation in consideration of the receipt by the Eligible Person of an amount in cash equal to the excess of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such options on the date of surrender over the aggregate exercise price for those Common Shares pursuant to those options. The fair market value on any date of the Common Shares is determined to be the weighted average trading price of the Common Shares on the stock exchange on which the Common Shares are listed and posted on the date on which board lots of the Common Shares have traded preceding the date of surrender of the options. As required by the rules of the TSX, upon the surrender of options the number of Common Shares reserved for issuance under the Plan is to be reduced by the number of options so surrendered.

On February 16, 2006 the Board of Directors amended the Plan to remove non-executive directors from the definition of “Eligible Person” in the Plan. As a result, the Plan no longer provides that non-executive directors may receive stock options pursuant to the Plan. Since the inception of the Plan, no stock options have been granted to non-executive directors.

On February 26, 2007 the Board of Directors further amended the Plan to (i) increase the number of Common Shares reserved for issuance upon exercise of stock options granted under the Plan; (ii) provide for performance vesting of options; (iii) include specific amending provisions; and (iv) to extend the expiry date of stock options that would otherwise expire during trading black outs imposed pursuant to the Corporation’s Corporate Communications, Disclosure and Insider Trading/Reporting Policy. Shareholders of the Corporation approved these amendments to the Plan at the Annual and Special Meeting of Shareholders held on April 19, 2007.

The Board of Directors implemented performance vesting of stock options to more closely align optionholders’ interest in the performance of the Corporation with the interests of shareholders. New options granted under the Plan since April 2007 vest under two different approaches. Of the total options granted, a specified number of the options will continue to vest in thirds over a 3 year period while the remaining options granted may vest in one-third increments if the Corporation’s annual total shareholder return falls within certain percentile ranks relative to its industry peer group. Specifically, options would be exercisable as follows:

(a)

as to 33 1/3% of the options on the first anniversary of the grant date if the percentile rank is equal to or greater than 75 as at the end of the preceding calendar year, otherwise as to 33 1/3% of the options multiplied by the percentile rank as at the end of the preceding calendar year divided by 75 so long as the percentile rank is at or above 25;

(b)

as to 33 1/3% of the options on the second anniversary of the grant date if the percentile rank is equal to or greater than 75 as at the end of the preceding calendar year, otherwise as to 33 1/3% of the options multiplied by the percentile rank as at the end of the preceding calendar year divided by 75 so long as the percentile rank is at or above 25; and

(c)

as to 33 1/3% of the options on the third anniversary of the grant date if the percentile rank is equal to or greater than 75 as at the end of the preceding calendar year, otherwise as to 33 1/3% of the options multiplied by the percentile rank as at the end of the preceding calendar year divided by 75 so long as the percentile rank is at or above 25, subject to earlier vesting as may be determined by the Board of Directors in accordance with the terms of the Plan. Any fractions will be rounded to the nearest whole number.

Where a determination in Sections (a), (b) or (c) results in less than 33 1/3% of the options vesting on each of the first, second and third anniversaries of the grant date, as applicable, as a result of the percentile rank being less than 50 as at the end of the applicable preceding year, then in the event the percentile rank is equal to or greater than 50 for the 3 year period ending as at the end of the calendar year preceding the third anniversary of the grant date, that number of options that would have vested pursuant to Sections (a), (b) or (c) if the percentile rank was 50 less the number of options that did vest in accordance with Sections (a), (b) and (c), shall vest on the third anniversary of the grant date.

The Board of Directors implemented amendment provisions to the Plan to allow the Board of Directors at any time and from time to time, in its sole and absolute discretion, subject to any required approval of any regulatory authority or stock exchange, to make any amendments to the Plan without shareholder approval other than amendments which:

(a)	reduce the exercise price or extend the expiry date of options granted to insiders of the Corporation;
(b)	amend the number of Common Shares issuable under the Plan;
(c)	add any form of financial assistance by the Corporation for the exercise of any option; or
(d)	change the class of eligible persons to the Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

The Plan was also amended to deal with situations where unexercised options will expire during a trading black out period imposed pursuant to an issuer’s stock trading policy. The Plan was amended to allow for the expiry date of outstanding options to be extended five business days following the lifting of the black out period where the options expire during the black out period. In the event options expire on a date within five business days after the lifting of a black out period, the expiry date of the options shall be the fifth business day following the lifting of the black out period.

Benefit Plans

Along with all other employees the executive officers participate in the benefit plans provided by the Corporation. There are no special supplemental pension or benefits plans in place for any of the executive officers. The Corporation has a 5% savings plan for all employees, including the executive officers. Additionally, the executive officers receive a monthly vehicle allowance.

Compensation of the President & Chief Executive Officer

The compensation of John C.S. Lau, the President & Chief Executive Officer, is determined by the Compensation Committee and is based on the achievement of specific corporate and personal performance related objectives, such as:

•	Increase gross oil and gas production year over year as the main revenue driver for Husky. Production increased 5% to 377 thousand barrels of oil equivalent per day in 2007[1];
•

Increase earnings and cash flow from operations. Net earnings increased 14% to $2.745 billion and cash flow from operations 10% to $5.484 billion in 2007[2]. The Corporation reported the highest 2007 net earnings among Canadian integrated companies; and

•	Increase shareholder value year over year as reflected in the share price for Husky. The Corporation’s share price increased from $39.02 to $44.59 in 2007.[3]

In addition to the above objectives, other achievements included (i) the purchase of the Lima Refinery; (ii) the agreement with BP for the creation of an integrated oil sands joint venture; (iii) maintaining a debt to capital ratio of 19% and a debt to cash flow ratio of 0.5 times; and (iv) concluding negotiations with the Government of Newfoundland and Labrador for satellite development at White Rose with the current terms of the original White Rose development remaining unchanged.

Mr. Lau’s compensation package contains significant pay at risk with base salary comprising less than 50% of his total compensation. According to the Surveys, Mr. Lau’s total compensation in 2007 was around the 75th percentile of his peer group.

_________________________

  1   Barrels of oil equivalent may be misleading, particularly if used in isolation. A barrels of oil equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is energy based on an equivalency conversion method primarily applicable at the burner tip and does and does not represent a value equivalency at the wellhead.

  2   Before accounting adjustments which include Net Foreign Exchange, Net Financial Instruments, Tax Rate Changes and Stock Based Compensation Expense.

  3   Adjusted for the two-for-one share split on June 27, 2007.

The following table shows the total compensation paid to Mr. Lau in the three financial years of the Corporation ended December 31, 2007.

	2007	2006	2005

Cash Compensation
Base Salary	$ 1,343,750	$1,212,500	$1,075,000
Bonus	$ 4,202,380	$3,325,000	$3,022,000
Total Cash Compensation	$5,546,130	$4,537,500	$4,097,000

Long-Term Compensation
Number of Stock Options(1)	2,100,000(2)	-	-
Theoretical Value of Stock Options(3)	$ 13,219,870	$ -	$ -
Option Surrenders	$ 8,385,000	$ -	$ 7,966,200
Total Long-Term Compensation	$ 21,604,870	$ -	$ 7,966,200

Other Annual Compensation(4)	$ 320,828	$ 310,561	$ 265,055

TOTAL	$27,471,828	$ 4,823,061	$ 12,328,255

   NOTES:

(1)	Reflects number of options granted.
(2)	Adjusted for the a two-for-one share split on June 27, 2007.
(3)	Theoretical Black-Scholes as of date granted. The closing price of Husky’s shares on February 29, 2008 was $41.70. The exercise price of the options held is $41.66.
(4)	Includes parking, vehicle allowance, any unused vacation payouts, if applicable, and company contributions to the savings plan and defined contribution pension plan on behalf of Mr. Lau.

Total Cost of Compensation

During the financial year ended December 31, 2007 the Corporation had 16 executive officers. The total cost to the Corporation of all compensation received by the Corporation’s executive officers in 2007 amounted to $39,455,081 which is equal to 1.2% of the Corporation’s net earnings for its recently completed financial year. Executive officer compensation was comprised of those items described in the table above pertaining to Mr. Lau’s total compensation for the three financial years of the Corporation ended December 31, 2007.

The foregoing report is respectfully submitted to the shareholders of the Corporation by the Compensation Committee.

MEMBERS

Canning K.N. Fok, Chair

Holger Kluge

Eva L. Kwok

Frank J. Sixt

Performance Graph

The following performance graph compares the Corporation’s cumulative total shareholder return on Common Shares over the period from December 31, 2002 to December 31, 2007, assuming a $100 initial investment and the reinvestment of all dividends, with the cumulative total shareholder return on the S&P/TSX Composite Index and the S&P/TSX Energy Index.

	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007
Husky	100	139	226	399	544	635
S&P/TSX Composite Index(1)	100	124	140	170	195	207
S&P/TSX Energy Index(2)	100	124	159	256	265	278

NOTES:

(1)	Formerly the TSE 300 Index.
(2)

The Corporation has previously provided a comparison to the TSX Integrated Oils Index. The calculation of the TSX Integrated Oils Index was discontinued by the TSX in May 2003 and then was calculated by Bloomberg as the TSX Integrated Oil Index. Bloomberg discontinued the calculation of this index in 2004. Hence the Corporation is providing a comparison to the S&P/TSX Energy Index from December 31, 2002.

Senior Executive Compensation

The following table details compensation information for the three financial years of the Corporation ended December 31, 2007 for the Corporation’s President & Chief Executive Officer, John C.S. Lau, the Corporation’s former Vice President & Chief Financial Officer, L. Geoffrey Barlow, and the Corporation’s three most highly compensated executive officers as at December 31, 2007, namely Robert J. Peabody, Chief Operating Officer, Donald R. Ingram, Senior Vice President, Midstream and Refined Products and Rudd B. Zoon, Vice President, East Coast Operations (collectively, the Named Executive Officers).

Summary Compensation Table
	Annual Compensation				Long Term Compensation Awards
Name and Position	Year	Salary $	Bonus(4) $	Other Annual Compensation(5) $	Securities Under Options (6)	All Other Compensation(7) $	Total Compensation(8) $

John C.S. Lau President & Chief Executive Officer	2007 2006 2005	1,343,750 1,212,500 1,075,000	4,202,380 3,325,000 3,022,000	134,786 144,561 117,055	2,100,000 - -	186,042 166,000 148,000	5,866,958 4,823,061 4,362,055

L. Geoffrey Barlow(1) Vice President & Chief Financial Officer	2007	301,250	-	42,885	500,000	48,037	392,172

Robert J. Peabody(2) Chief Operating Officer	2007 2006	665,000 650,000	276,750 162,460	34,251 31,118	254,000 370,000	66,000 44,688	1,042,001 875,806

Donald R. Ingram Senior Vice President, Midstream & Refined Products	2007 2006 2005	422,500 395,500 376,500	530,750 258,000 257,640	43,501 32,691 25,152	500,000 - -	54,887 54,920 52,160	1,051,638 733,111 711,452

Ruud B. Zoon(3) Vice President, East Coast Operations	2007 2006 2005	332,500 302,500 265,833	258,500 231,200 215,600	132,935 119,264 101,131	184,000 - 50,000	32,500 29,697 27,999	756,435 682,661 610,563

NOTES:

(1)

Mr. Barlow was appointed Vice President & Chief Financial Officer effective March 1, 2007 and he resigned from Husky on August 7, 2007. His 2007 compensation represents annualized compensation. Prior to Mr. Barlow’s appointment, Douglas S. Fraser served as Vice President & Chief Financial Officer from April 3, 2006 until he departed from Husky effective January 17, 2007. Mr. Fraser received a separation allowance of $862,500 in 2007.

(2)	Mr. Peabody was appointed Chief Operating Officer effective January 17, 2006. His 2006 compensation represents annualized compensation.
(3)	Mr. Zoon’s Other Annual Compensation includes a location allowance which is a standard part of the compensation package for management and senior professionals working on the East Coast.
(4)

Bonuses are based on performance in the year prior to the year in which they are paid. The bonuses disclosed in the table for each year were earned in respect of performance for that year although paid in the following year. Bonuses for the Named Executive Officers for performance in 2007 are paid effective April 1, 2008.

(5)	Includes parking, vehicle allowance and any unused vacation payouts, if applicable.
(6)	Adjusted for the two-for-one share split on June 27, 2007.
(7)	Represents company contributions to the savings plan and defined contribution pension plan on behalf of the Named Executive Officers.
(8)	Represents the aggregate of Salary, Bonus, Other Annual Compensation and All Other Compensation.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth information in respect of all stock options granted during the fiscal year ended December 31, 2007 to the Named Executive Officers.

Option Grants During the Most Recently Completed Financial Year
Name	Securities under Options Granted (1)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price per Security ($/Security)(1)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)(1)	Expiration Date

John C.S. Lau	2,100,000	7.7%	41.66	41.66	April 18, 2012

L. Geoffrey Barlow	500,000	1.8%	41.66	41.66	April 18, 2012

Robert J. Peabody	254,000	0.9%	41.66	41.66	April 18, 2012

Donald R. Ingram	500,000	1.8%	41.66	41.66	April 18, 2012

Ruud B. Zoon	184,000	0.7%	41.66	41.66	April 18, 2012

NOTE:

(1)	Adjusted for the two-for-one share split on June 27, 2007.

Aggregated Option Exercises During the Most Recently Completed Financial Year End and Financial Year End Option Values

The following table sets forth information in respect of aggregated option exercises by the Named Executive Officers during the year ended December 31, 2007 together with the number and value of unexercised options held as at December 31, 2007.

Aggregated Option Exercises During the Most Recently Completed Financial Year End and Financial Year End Option Values
Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized ($)	Unexercised Options At Financial Year End Exercisable/ Unexercisable (#)	Value of Unexercised In-The-Money Options at Financial Year End Exercisable/ Unexercisable(2) ($)

John C.S. Lau	-	8,385,000	540,000 / 2,100,000	17,739,000 / 6,153,000
L. Geoffrey Barlow	-	1,654,000	0 / 500,000	0 / 1,465,000
Robert B. Peabody	-	1,325,530	1,333 / 500,667	14,596 / 3,445,224
Donald R. Ingram	-	1,849,434	33,334 / 500,000	1,095,022 / 1,465,000
Ruud B. Zoon	-	2,528,781	0 / 200,667	0 / 879,960

NOTES:

(1)

Pursuant to the terms of the Corporation’s Incentive Stock Option Plan the Named Executive Officers surrendered options for a cash payment from the Corporation equal to the aggregate fair market value of the Common Shares on the date of surrender over the aggregate exercise price of those options surrendered and hence no Common Shares were acquired. See “Executive Compensation - Report on Executive Compensation - Long-term Incentive Compensation (Incentive Stock Option Plan)”.

(12)	Based on the closing price of the Common Shares on December 31, 2007 of $44.59.

Employment Agreements

Other than the Corporation’s President & Chief Executive Officer, all of the named Executive Officers have Executive Employment Agreements with Husky Oil Operations Limited, the Corporation’s principal operating subsidiary. The Corporation’s President & Chief Executive Officer does not have an Executive Employment Agreement.

The terms of the Executive Employment Agreements provide that in the event of the termination of the Named Executive Officer by the Corporation without just cause or by the Named Executive Officer following a change of control, the Named Executive Officer shall be entitled to receive a retiring allowance consisting of a lump sum cash amount equal to two times the Named Executive Officer’s base annual salary plus the continuation of all group benefits for a period of 24 months following the termination of employment, or at the Corporation’s option, in lieu of such continued coverage, an additional cash payment equal to 15% of two times the Named Executive Officer’s base annual salary. In the event the Named Executive Officer terminates his Executive Employment Agreement upon a change of control, the Named Executive Officer has agreed, at the Corporation’s option, to continue his employment for a period of up to six months following such termination at his existing compensation package, to assist the Corporation in an orderly transition of management. The Executive Employment Agreements also contain non-competition and standard confidentiality provisions. The Named Executive Officers have agreed that so long as they are employed by the Corporation, they are not to engage in any practice or business in competition with the business of the Corporation or any of its affiliates. Such restriction does not prevent the Named Executive Officer from resigning from the Corporation and seeking other employment.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as at December 31, 2007 with respect to the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	30,131,125(1)	37.24(1)	24,904,674(1)
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	30,131,125(1)	37.24(1)	24,904,674(1)

  NOTE:

(1)	Reflects a two-for-one share split on June 27, 2007.

REPORTS OF OTHER COMMITTEES

Audit Committee Report

Information in respect of the composition of the Corporation’s Audit Committee, the education and experience of each of the members of the Audit Committee, the Audit Committee’s Charter, the Audit Committee’s policies and procedures for the engagement of non-audit services and the fees paid by the Corporation for external auditor services in 2007 is set out under the heading “Audit Committee” in the Corporation’s Annual Information Form dated March 10, 2008.

Membership

On April 19, 2007, the Board of Directors appointed the Audit Committee and chose R. Donald Fullerton to be the Chair of the Committee.

The Audit Committee has three members and each is an independent director.

Terms of Reference

A copy of the Audit Committee’s Terms of Reference is posted on the Corporation’s website at www.huskyenergy.ca.

Meetings - 2007

The Audit Committee held five meetings in 2007 and, among other matters, considered the following:

•

Reviewed and discussed the year end 2006 reserves data and reserves determination process with internal senior reserves personnel and the outside independent reserves advisor to the Audit Committee and the selection and role of the independent reserves auditor.

•	Met with the independent reserves auditor separate from management and confirmed that there were no restrictions that affected their ability to report on reserves data without reservation.
•

Recommended the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the reports of the internal qualified reserves evaluators and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2006.

•

Discussed with management and the external auditors current and emerging accounting principles and practices and significant disclosure matters relating to annual inspections of public accounting firms by the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board and the timing for conversion to International Financing Reporting Standards by Canadian companies.

•	Approved the fourth quarter news release pertaining to the fourth quarter 2006 financial results pursuant to a delegation from the Board of Directors.

•

Approved the interim financial statements and press releases, including Management’s Discussion and Analysis, for the three months ended March 31, 2007, for the six months ended June 30, 2007 and the nine onths ended September 30, 2007 pursuant to a delegation from the Board of Directors.

•

Reviewed and recommended to the Board of Directors for approval the external auditor’s fees for 2007 and recommended to the Board of Directors the reappointment of KPMG LLP as the Corporation’s external auditors for 2007.

•

Received reports from, and met with, the external auditors to discuss the 2006 annual audit, the results of the audit, their assessment of the Corporation’s accounting and internal control over financial reporting, their Report of Independent Registered Public Accounting Firm and their statement on independence from the Corporation. The external auditors attended all meetings and met five times with the Audit Committee separate from management.

•

Received four reports from and met with the Corporation’s Internal Auditor to discuss business control and compliance audits conducted by internal audit. The Internal Auditor attended all meetings and met five times with the Audit Committee separate from management.

•	Reviewed and approved the Internal Audit Plan for 2007.
•

Received a report from and met with the Controller and Internal Auditor in relation to the Sarbanes-Oxley Section 404 compliance program with focus on the development of an internal framework for evaluating and reporting on the effectiveness of the Corporation’s internal control over financial reporting.

•	Reviewed with management the financial reporting process of the Corporation and internal controls.
•	Reviewed the Audit Committee Charter and recommended no changes.
•

Confirmed with management that there were no unresolved issues or difficulties between management and the external auditors that could affect the financial statements and reviewed with management the overall performance of the external auditors.

•	Reviewed and approved the external auditors’ engagement letter and audit plan for 2007.
•

Reviewed and recommended to the Board for approval, the 2006 Annual Information Form, the Management’s Discussion and Analysis contained in the 2006 Annual Report and the audited consolidated financial statements for the year ended December 31, 2006, together with the auditors’ report thereon, for filing with the Canadian securities regulators and the Form 40-F for filing with the SEC.

•	Approved certain audit related and non-audit services provided by the external auditors.
•	Reviewed the Corporation’s Disaster Recovery Plan.

Meetings - First Quarter 2008

The Audit Committee held two meetings in the first quarter of 2008 and, among other matters, considered the following:

•

Reviewed and discussed with management and the external auditors the 2007 Annual Information Form, Management’s Discussion and Analysis contained in the 2007 Annual Report and the audited consolidated financial statements for the year ended December 31, 2007 and recommended approval to the Board of Directors for filing with the Canadian securities regulators and the Form 40-F for filing with the SEC.

•	Recommended to the Board of Directors that the shareholders be asked to reappoint KPMG LLP as the Corporation’s external auditors for 2008.
•

Reviewed and discussed the year end 2007 reserves data and reserves determination process with internal senior reserves personnel and the outside independent reserves advisor to the Audit Committee and the selection and role of the independent reserves auditor.

Report presented by:

R. Donald Fullerton, Chair

Martin J.G. Glynn

William Shurniak

Corporate Governance Committee Report

Membership

On April 19, 2007, the Board of Directors appointed the Corporate Governance Committee and chose Holger Kluge to be the Chair of the Committee.

The Corporate Governance Committee has three members and each member is an independent director.

Terms of Reference

A copy of the Corporate Governance Committee’s Terms of Reference is posted on the Corporation’s website at www.huskyenergy.ca.

Meetings - 2007

The Corporate Governance Committee held four meetings in 2007 and, among other matters, considered the following:

•	Reviewed and recommended to the Board of Directors individual voting for the election of directors at the annual shareholders meeting in place of the election of the directors as a single slate.
•	Reviewed the need for executive share ownership guidelines.
•	Reviewed and approved for recommendation to the Board of Directors changes to the Terms of Reference of the Corporate Governance Committee.
•	Reviewed dates for the holding of meetings of the independent directors.
•	Approved the need for and advisability of contractual indemnity agreements between the Corporation and each director and senior officer.
•	Reviewed and revised the director evaluation process and the content of the director evaluation survey.
•	Reviewed completed director evaluation surveys.

•	Reviewed the need for the rotation of the current membership of the Audit, Compensation, Corporate Governance and Health, Safety and Environment Committees.
•	Reviewed and recommended to the Co-Chairs the proposed membership of the committees for the following twelve month period.
•	Reviewed the continuing education program for directors and recommended topics for presentations at future meetings of the Board of Directors.
•	Reviewed and approved the Statement of Corporate Governance Practices in the 2007 Management Information Circular.
•	Reviewed the skills matrix for directors and the evergreen list of potential directors.

Meetings - First Quarter of 2008

The Corporate Governance Committee held one meeting in the first quarter of 2008 and, among other matters, reviewed and recommended to the Board of Directors the approval of the Statement of Corporate Governance Practices which can be found in Schedule “A” of this Circular.

Report presented by:

Holger Kluge, Chair

Martin J. G. Glynn

Eva L. Kwok

Wayne E. Shaw

Health, Safety And Environment Committee Report

Membership

On April 19, 2007, the Board of Directors appointed the Health, Safety and Environment Committee and chose Holger Kluge to be the Chair of the Committee.

The Health, Safety and Environment Committee has three members and two of the members are independent directors.

Terms of Reference

A copy of the Health, Safety and Environment Committee’s Terms of Reference is posted on the Corporation’s website at www.huskyenergy.ca.

Meetings - 2007

The Health, Safety and Environment Committee held two meetings in 2007 and among other matters considered the following:

•	Reviewed and approved for recommendation to the Board of Directors amendments to the Health, Safety and Environment Committee Charter.
•	Reviewed with management the Corporation’s safety and environment incidents in 2006, noting the Corporation’s lost time incident rate was trending lower in 2006 compared to 2005.

•	Reviewed the Corporation’s 2006 health, safety and environment objectives against actual performance.
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Reviewed with management the impact of pending greenhouse gas legislation on the Corporation and supported management’s establishment of a task group to ensure cost effective, efficient waste management.

•	Established health, safety and environment focus areas for 2007, including a focus on ground disturbance incidents and corporate spills.
•	Reviewed with management the safety and environment risk matrices.
•

Reviewed from a health, safety and environment perspective a Business Continuity Plan to provide a corporate mandate to develop, implement and maintain a business continuity process/plan for the Corporation.

•

Reviewed with management environmental assessments relative to large remediation projects, legacy sites and the process of reviewing environmental liabilities associated with potential acquisitions and divestitures.

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Reviewed the health, safety and environment audit findings of an outside consultant to the Corporation and the due diligence report of management for the Lima refinery including the action plan to rectify any deficiencies.

Report presented by:

Holger Kluge, Chair

Stanley T.L. Kwok

Wayne E. Shaw

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Corporation’s directors, executive officers or companies that beneficially own directly or indirectly or exercise control or direction over, more than 10 percent of the Corporation’s Common Shares, proposed nominees for election as directors of the Corporation or any of their respective associates or affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation’s last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation which has not been previously disclosed, except as follows.

In late 2007, TransAlta Power, L.P. was acquired by an indirect subsidiary of Cheung Kong Infrastructure Holdings Limited, which is majority owned by Hutchinson Whampoa Limited, which owns 100% of U.F. Investments (Barbados) Ltd. a 34.58% shareholder in Husky. TransAlta Power L.P. is a 49.99% owner of TransAlta Cogeneration, L.P. Husky’s partner in the Meridian Cogeneration plant in Lloydminster, Saskatchewan. Husky sells natural gas to the Meridian Cogeneration plant and other cogeneration plants owned by TransAlta Power L.P. In 2007, Husky sold $104 million of natural gas to TransAlta Power L.P.

INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

No director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, or any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for the most recently completed fiscal year ended December 31, 2007, contained in the Corporation’s Annual Report for the year ended December 31, 2007. Any request for any of these documents should be made to the Corporate Secretary, Husky Energy Inc., 707 - 8th Avenue S.W., Calgary, Alberta, T2P 1H5 and/or fax (403) 298-7323. Information can also be obtained through the Corporation’s website at www.huskyenergy.ca and on SEDAR at www.sedar.com.

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Corporation (the Board) recognizes that good corporate governance is of fundamental importance to the success of the Corporation. The Corporation’s governance practices are the responsibility of the Board and the Board has delegated some of its responsibilities to develop and monitor the Corporation’s governance practices to the Corporate Governance Committee. The Board has developed corporate governance policies and procedures which are monitored and reviewed on a continuous basis.

On June 30, 2005, the Canadian Securities Administrators (CSA) adopted rules regarding corporate governance best practices and amendments to the rules relating to audit committees, through the implementation of National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101), National Policy 58-201 –Corporate Governance Guidelines (NP 58-201) and amendments to Multilateral Instrument 52-110 –Audit Committees (MI 52-110). NI 58-101 and NP 58-201 replaced the Toronto Stock Exchange’s disclosure requirement and guidelines. This Statement of Corporate Governance Practices has been prepared in accordance with Form 58-101F1 and has been approved by the Corporate Governance Committee and the Board. The Board has determined that the Corporation’s governance practices are generally aligned with the practices and guidelines set out in NI 58-101 and NP 58-201.

1. Board of Directors
(a)	Disclose the identity of directors who are independent.

NP 58-201 provides that a board of directors should have a majority of independent directors. MI 52-110 provides that an “independent director” is one who has no direct or indirect material relationship with the issuer. A “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgement.

The Board, with the assistance of the Corporate Governance Committee and counsel to the Corporation, is responsible for determining whether or not each director is “independent”. To carry out this determination, all relationships with the Corporation, its subsidiaries and affiliates are reviewed. To assist the Board in its determination, all directors complete a detailed questionnaire which includes disclosure of any material interest and business relationships with the Corporation, its subsidiaries and affiliates, and his or her shareholdings in the Corporation.

Each of R. Donald Fullerton, Martin J.G. Glynn, Holger Kluge, Eva L. Kwok, Colin S. Russel, Wayne E. Shaw, and William Shurniak are independent.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Victor T.K. Li, Canning K.N. Fok, Poh Chan Koh, and Frank J. Sixt are not “independent” within the meaning of NI 58-101 because they are executive officers of affiliates of the Corporation’s principal shareholders. Stanley T.L Kwok is not independent because a company in which he is the principal shareholder received more than $75,000 in direct compensation from the Corporation during a 12 month period within the last three years. John C.S. Lau is not independent as he is President & Chief Executive Officer of the Corporation.

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(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

Of the 13 proposed nominees for election to the Board the majority (seven) are “independent” under NI 58-101.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or foreign jurisdiction, identify both the director and the other issuer.

The other directorships which the Corporation’s directors hold in other reporting issuers, or the equivalent in foreign jurisdictions, is set out at pages 9 and 10 of this Circular.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

During three of thefive Board meetings held during 2007 a portion of each such meeting was held without management present. In addition, all or a portion of 6 of the 12 Committee meetings in 2007 were held without management present. Although five of the six non-independent directors are not independent under NP 58-201 because, as described above, they are executive officers of affiliates of the Corporation’s principal shareholders or otherwise, the Board is of the view that those directors exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do. Accordingly, the in-camera sessions of the non-management directors are a forum for open and candid discussions. In addition, the independent directors also met one time in 2007 without management and the non-independent directors being present.

The Board deals with conflicts in accordance with the provisions of the Business Corporations Act (Alberta), the Corporation’s governing statute, which require a director who is a party to a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation, or is a director or an officer of such a party, to disclose the nature and extent of the director’s interest and abstain from any discussion and approval thereof.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

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The Board has appointed Co-Chairs of the Board, each of whom is not “independent” under NI 58 -101 as each is an executive officer of affiliates of the Corporation’s principal shareholders. Although not independent under NP 58-201 the Board is of the view that the Co-Chairs exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do.

The principal responsibilities of the Co-Chairs include overseeing the Board’s effectiveness and efficiency, the general management of the Board and its processes, the maintenance of the Board’s independence from management, and the general administration of the Board’s relationship with the President & Chief Executive Officer and the other senior officers of the Corporation.

The Co-Chairs communicate regularly with Board members and provide feedback to the President & Chief Executive Officer on behalf of the Board and/or individual directors. In addition, the Co-Chairs work with the President & Chief Executive Officer and the Corporate Secretary in setting Board meeting schedules and agendas.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following table summarizes the meetings of the Board and its Committees held during 2007 and the attendance of the individual directors of the Corporation at such meetings.

Meetings of the Board and Committees
Director	Board	Audit	Compensation	Health, Safety and Environment	Corporate Governance
Victor T.K. Li	3/5 (Co-Chair)	-	-	-	-
Canning K.N. Fok	5/5 (Co-Chair)	-	1/1 (Chair)	-	-
R. Donald Fullerton	5/5	5/5 (Chair)	-	-	-
Martin J.G. Glynn	5/5	5/5	-	-	3/3(1)
Brent D. Kinney(2)	4/4	-	-	1/1	-
Holger Kluge	5/5	-	1/1	2/2 (Chair)	4/4 (Chair)
Poh Chan Koh	5/5	-	-	-	-
Eva L. Kwok	5/5	-	1/1	-	4/4
Stanley T.L. Kwok	5/5	-	-	2/2	-
John C.S. Lau	5/5	-	-	-	-
Wayne E. Shaw	4/5	3/3(3)	-	1/2(3)	4/4
William Shurniak	5/5	2/2(4)	-	-	-
Frank J. Sixt	4/5	-	1/1	-	-

The Board’s Mandate provides a target of 100% for attendance at Board and committee meetings.

NOTES:

(1)	Mr. Glynn served on the Audit Committee for all of 2007 and the Corporate Governance Committee from April - December, 2007.
(2)	Mr. Kinney passed away in November, 2007.

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(3)	Mr. Shaw served on the Corporate Governance Committee for all of 2007, the Audit Committee from January – April, 2007 and the Health, Safety and Environment Committee from April – December, 2007.
(4)	Mr. Shurniak served on the Audit Committee from April – December, 2007.

2. Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities

The Board’s Mandate, setting out its duties and responsibilities, is attached to this Schedule “A” as Appendix “1”. The Board as a whole annually reviews its Mandate.

3. Position Descriptions
(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such person.

The Board has adopted written Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee. The Duties and Responsibilities provide that the Co-Chairs act as chief administrative officers of the Board and have the responsibilities described above under 1(f).

The Duties and Responsibilities of the Co-Chairs and the Chair of each Board Committee are reviewed annually.

The Duties and Responsibilities of the Chair of each Board Committee provide that the Chair is responsible for ensuring that the written mandate of the Committee for which he or she serves as Chair is adhered to and that the objectives of each Committee are accomplished.

Copies of the Duties and Responsibilities for the Co-Chairs and the Chair of each Board Committee can be found on the Corporation’s website at www.huskyenergy.ca.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has adopted Duties and Responsibilities for the President & Chief Executive Officer pursuant to which the Board has delegated to the President & Chief Executive Officer the authority to manage and supervise the business of the Corporation, including the making of all decisions regarding the Corporation’s operations that are not specifically reserved to the Board under the Board’s Mandate. The President & Chief Executive Officer is responsible for meeting the annual corporate objectives of the Corporation which are consistent with the Corporation’s overall strategic plan and budget. The Board has also approved the President & Chief Executive Officer’s specific discretionary authority.

A copy of the Duties and Responsibilities for the President & Chief Executive Officer can be found on the Corporation’s website at www.huskyenergy.ca.

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4. Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new directors regarding:
(i)	the role of the board, its committees and its directors, and
(ii)	the nature and operation of the issuer’s business.

The Corporation has established and maintains an orientation program for new directors which includes briefings with senior management, copies of current statutory and operational reports and if desired, site visits to corporate facilities. In addition, all directors receive a Board Handbook containing, among other things, the Board’s Mandate, the articles and by-laws of the Corporation, an organization chart of the Corporation and its subsidiaries, corporate fact sheets, strategic plan, list of Committees and Committee Charters and various corporate policies.

New directors are provided with substantial reference material pertaining to the Corporation, its strategic focus, financial and operating history, corporate governance practices and corporate vision, the role, duties and responsibilities of the Board, its Committees and the directors and other background information.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Information sessions for all directors are held regularly on topics relating to significant aspects of the Corporation’s business and operations, including the legal, regulatory and industry requirements and environment in which the Corporation operates. The Corporate Governance Committee reviews information on governance and legal topics that may be of interest to directors and if appropriate, invites external experts to make presentations to the Board on specified subjects. In addition, to foster the Board’s continuing familiarity with corporate matters on an ongoing basis, senior officers of the Corporation attend portions of Board meetings to report on their respective business activities.

5. Ethical Business Conduct
(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
(i)	disclose how a person or company may obtain a copy of the code;
(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

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The Corporation has a Code of Business Conduct that is applicable to all directors, officers and employees of the Corporation. A copy of the Code of Business Conductcan be found on the Corporation’s website at www.huskyenergy.ca and at www.sedar.com. Pursuant to this Code, among other things, management is expected to manage the Corporation (and the Board is expected to oversee management) in a manner that enhances shareholder value, consistent with the highest level of integrity and with the law. The Board, through the Audit Committee, monitors compliance with the Code, and is responsible for granting compliance waivers to directors and officers. No such waivers were requested by or granted to any directors or officers in 2007.

(b)

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Any transactions or agreements in respect of which a director or an officer has a material interest are specifically mandated to be dealt with by the Corporation’s Corporate Governance Committee. The Corporate Governance Committee reviews such transactions or agreements to ensure they reflect market practice and are in the best interests of the Corporation. Any recommendations or advice pertaining to a specific matter is then communicated to the Co-Chairs and the Board.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board’s responsibilities are governed by (i) the Business Corporations Act (Alberta), (ii) the Corporation’s articles and by-laws, (iii) the Board Mandate, (iv) the Corporation’s Code of Business Conduct, (v) the Corporation’s Corporate Communications Disclosure and Insider Trading/Reporting Policy, (vii) the Charter of each of the Board Committees and (vii) other corporate policies and applicable laws.

The Corporation’s Corporate Communications Disclosure and Insider Trading/Reporting Policy governs the conduct of all directors, officers and employees pertaining to the disclosure of material information about the business and affairs of the Corporation and the trading in the Corporation’s securities.

6. Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.

The Board has constituted a Corporate Governance Committee which is responsible for periodically reviewing the composition and the criteria regarding the composition of the Board and its Committees. New nominees to the Board are proposed by the Corporate Governance Committee to the Co-Chairs and, thereafter, for presentation to the full Board for approval. As part of this process the Corporate Governance Committee consults with the Co-Chairs and uses a skills matrix based on broad criteria regarding personal qualifications of candidates for Board membership, such as background, business, board and international experience, technical skills (financial, legal, human resources) and personal characteristics, including integrity, judgment and communication skills. The Corporate Governance Committee maintains a list of potential director candidates and reviews recommendations from other directors and management and determines whether to add a new candidate’s name to the list.

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(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a separate nominating committee as this function is performed by the Board’s Corporate Governance Committee. All of the members of the Corporate Governance Committee are independent directors.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board does not have a separate nominating committee. The responsibilities and powers of the Corporate Governance Committee include identifying and proposing to the Co-Chairs new nominees to the Board as required. The process by which the Corporate Governance Committee identifies new candidates for board nomination is described under 6(a) above. A copy of the Terms of Reference of the Corporate Governance Committee can be found on the Corporation’s website at www.huskyenergy.ca.

7. Compensation
(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Corporate Governance Committee reviews periodically the compensation paid to directors. In assessing compensation the Corporate Governance Committee reviews external surveys and other third party information pertaining to compensation paid by the Corporation’s industry peers to their directors. The Corporate Governance Committee strives to set the cash compensation paid to the Corporation’s directors at the median of that paid by other senior integrated oil and gas companies.

Effective January 1, 2007 the directors received annual retainers for serving on the Board, committees of the Board and for serving as a Chair of any Board Committee as compensation for their activities as directors of the Corporation and are entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board and any Committees of the Board. See “Executive Compensation - Compensation of Directors” at pages 10 and 11 of this Circular for information on the cash compensation received by the directors in 2007. The directors, other than the President & Chief Executive Officer of the Corporation, are not eligible to participate in the Corporation’s Incentive Stock Option Plan.

The base salary of the President & Chief Executive Officer, and of each of the other executive officers, is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. The Compensation Committee considers that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation’s desired competitive positioning in the oil and gas industry. See the “Compensation Committee Report” on pages 13 to 17 of this Circular.

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(b)

Disclose whether or not the board has a compensation committee composed directly of independent directors. If the board does not have a compensation committee composed entirely of independent directors and officers, describe what steps the board takes to ensure an objective process for determining such compensation.

The Board’s Compensation Committee is comprised of two independent directors and two non-independent directors. The two non-independent directors are not part of management but rather have been categorized as non-independent because they are executive officers of affiliates of the Corporation’s principal shareholders. The Board does not believe that the two non-independent directors in any way compromise the objective process for determining the compensation of the President & Chief Executive Officer, the senior executive officers or the general compensation programs for the Corporation.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The duties and responsibilities of the Board’s Compensation Committee are as follows:

1.

to establish industry benchmarks and comparables for the Corporation’s approach to compensation and to determine the salary and benefits of the President & Chief Executive Officer, subject to the terms of any existing contractual arrangements;

2.	on the recommendation of the President & Chief Executive Officer, to determine:
(a)	the general compensation structure and policies and programs for the Corporation; and
(b)	the salary and benefit levels for the senior officers;
3.

to review the Corporation’s stock option plan and authorize its use, and to determine the number of options, and the terms thereof, that may be issued under the plan during any particular period and to issue or authorize the issuance of such options in accordance with the plan;

4.	to review and make recommendations to the Board on issues that arise in relation to any employment contracts in force from time to time to time;
5.	to review annually all other benefit programs for salaried personnel;
6.	to review and approve severance arrangements for senior officers;
7.	to deliver the annual report to shareholders on executive compensation required to be included in the management information circular for the annual meeting;

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8.	to annually review and report to the Board on the effectiveness from a corporate governance point of view, of the organizational structure and succession planning processes of the Corporation;
9.	to review and monitor the overall employment environment of the Corporation; and
10.	to establish industry benchmarks and comparables for the Corporation’s approval to compensation.

(d)

If a compensation committee consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining the compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state the fact and briefly describe the nature of the work.

The Corporation retained Towers Perrin and Hamilton Hall Soles/Ray & Berndtson during its most recently completed financial year to assist in determining the compensation for the Corporation’s directors and officers. The Compensation Committee reviewed the reports of Towers Perrin and Hamilton Hall Soles/Ray & Berndtson in making its decisions on base salary for executives.

Towers Perrin also provided actuarial services to the Corporation in 2007 related to the Corporation’s defined benefits plan as well as administrative support for these services. The Corporation also subscribed to the various compensation surveys completed by Towers Perrin in 2007. Hamilton Hall Soles/Ray & Berndtson also provided executive search services to the Corporation in 2007.

The Corporation paid $50,696 in total to Towers Perrin and Hamilton Hall Soles/Ray & Berndtson for the services they provided the Corporation in 2007.

8. Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Compensation Committee and the Corporate Governance Committee, the Corporation has a Health, Safety and Environment Committee.

The Health, Safety and Environment Committee is responsible for reviewing and recommending for approval by the Board updates to the health, safety and environmental policy, the development with management and achievement of specific environment objectives and targets, and for monitoring compliance with the Corporation’s environmental policy and achievement of environmental objectives and targets.

The members of each committee and the attendance record at committee meetings is disclosed on pages 5 to 8 of this Circular and on page 3 of this Schedule “A”.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

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The process of assessing Board effectiveness is carried on through an informal process of engagement and dialogue between the Co-Chairs and the individual directors and by a formal process involving the completion of annual surveys by all of the directors. The responses to the annual assessment surveys are reviewed by the Co-Chairs, discussed with the directors, as required and lodged for the record with the Corporate Secretary.

An informal process of assessing the performance of Board Committees and individual directors is conducted by way of engagement and dialogue between the Co-Chairs, the Board Committee Chairs and individual directors.

APPENDIX 1

MANDATE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

Stewardship Responsibility

Subject to the Articles and By-laws of Husky Energy Inc. (the “Corporation”) and applicable law, the Board of Directors of the Corporation has a stewardship responsibility to:

1.	supervise the management of and to oversee the conduct of the business of the Corporation;
2.	provide leadership and direction to the Chief Executive Officer and management;
3.	assess the Chief Executive Officer’s performance;
4.	set policies appropriate for the business of the Corporation;
5.	approve corporate strategies and goals; and
6.	be accountable to the Corporation’s shareholders to establish procedures for good governance and the enhancement of shareholder value.

The day to day management of the business and affairs of the Corporation is delegated by the Board of Directors to the Chief Executive Officer. The Board will give direction and guidance through the Chief Executive Officer to management, assign responsibility to management for achievement of the corporate direction and goals, define limitations of executive authority, and monitor performance against those objectives and executive limitations. The Chief Executive Officer will keep management informed of the Board’s evaluation of the senior officers in achieving and complying with goals and policies that can be established.

Composition of Board of Directors

A.	The Board of Directors shall:
1.	before each annual general meeting, recommend nominees to the shareholders for election as directors for the ensuing year;
2.	immediately following each annual general meeting:
(a)

appoint an audit committee, a compensation committee, a corporate governance committee and a health, safety and environment committee and appoint the chair, as well as membership, of each committee; and

(b)	elect Co-Chairs of the Board and establish their duties and responsibilities;
(c)	approve the mandate, duties and responsibilities of each committee of the Board of Directors from time to time;
(d)	appoint the Chief Executive Officer of the Corporation, who shall be a member of the Board of Directors, and establish the duties and responsibilities of the Chief Executive Officer; and

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(e)	on the recommendation of the Chief Executive Officer, appoint the senior officers of the Corporation and approve the senior management structure of the Corporation.
B.

A principal responsibility of the Co-Chairs of the Board of Directors will be to manage, and act as the chief administrative officers of, the Board of Directors with such duties and responsibilities as the Board may establish from time to time. The Co-Chairs of the Board will be independent of management.

C.

The Board of Directors will meet not less than four times during each year and will endeavor to hold one meeting in each quarter. The Board will also meet at any other time at the call of the Co-Chairs of the Board or, subject to the Bylaws of the Corporation, the Chief Executive Officer or any director.

Specific Responsibilities

The Board of Directors has the following specific duties and responsibilities:

1.

Approve, monitor and provide guidance on the strategic planning process. The Chief Executive Officer and the senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Corporation, which are to be reviewed and approved not less than annually by the Board of Directors. The Board will provide guidance to the Chief Executive Officer and senior management team on the Corporation’s ongoing strategic plan. The Board will establish annual performance objectives against which to measure corporate and executive performance. Based on the reports from the Chief Executive Officer, the Board will monitor the success of management in implementing the approved strategies and goals;

2.

Identify the principal risks of the Corporation’s business and use reasonable steps to ensure the implementation of appropriate systems to manage these risks, and attempting to achieve a proper balance between the risks incurred and the potential return to shareholders;

3.

Delegate to the Chief Executive Officer the authority to manage and supervise the business of the Corporation, including making of all decisions regarding the Corporation’s operations that are not specifically reserved to the Board of Directors under the terms of that delegation of authority. Determine what, if any, executive limitations may be required in the exercise of the authority delegated to management, and in this regard approve operational policies within which management will operate;

4.

Take reasonable steps to ensure the Corporation has management of the highest caliber. The Board of Directors will satisfy itself that executive compensation is linked appropriately to corporate performance. This responsibility is carried out primarily through the appointment of the Chief Executive Officer as the Corporation’s business leader. The Board will assess, on an ongoing basis, the Chief Executive Officer’s performance against criteria and objectives established by the Board from time to time. The Board will also use reasonable steps to ensure that the Chief Executive Officer has in place adequate programs to recruit, retain, develop and assess the performance of senior management;

5.	Keep in place adequate and effective succession plans for the Chief Executive Officer and senior management and review these plans on an annual basis;
6.	Approve the Corporation’s annual financial plans;
7.	Oversee the integrity of the Corporation’s internal control and management information systems;
8.	Ensure that the Chief Executive Officer and the senior officers maintain and monitor compliance with the Corporation’s Code of Business Conduct by all employees of the Corporation;
9.

Approve the Corporation’s communications policy. The Board of Directors will monitor the policies and procedures that are in place to provide for effective and timely communication by the Corporation with its shareholders, the Board and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board will also monitor the policies and procedures that are in place to maintain a strong, cohesive and positive image of the Corporation with shareholders, the oil and gas industry, governments and the public generally. The Board will put in place the appropriate measures for the receipt of shareholder feedback;

10.	Require that the Board be kept informed of the Corporation’s activities and performance and take appropriate action to correct inadequate performance;
11.

Provide for the independent functioning of the Board of Directors. The Board will put in place appropriate procedures to enable the Board to function independently of management at such times as is desirable or necessary through:

(a)	the establishment of regular “in camera sessions” without the Chief Executive Officer and management being present;
(b)	the engagement of outside advisers by directors at the Corporation’s expense subject to the approval of the Co-Chairs; and
12.

Require the individual directors to be prepared for each Board of Directors and Committee meeting by having read the reports and background materials provided for the meeting and to maintain an excellent Board of Directors and Committee meeting attendance record (the target is 100%).